99 Bishopsgate
London EC2M 3XF
United Kingdom
Tel: +44(0)20-7710-1000 Fax: +44(0)20-7374-4460
www.lw.com

LATHAM & WATKINS


RECD S.E.C.
APR 1 8 2003
1086

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03022576

15 April 2003

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549

SUPPL

File No. 82-4511

Ladies and Gentlemen,

Interpump Group S.p.A.-Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934- File No. 82-4511

On behalf of Interpump Group S.p.A. and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

- Press Release: Interpump Group the Board of Directors approves the results of the 2002 fiscal year.

Please feel free to call me if you have any questions at +44 207 710 1076. Please acknowledge receipts of this letter by stamping the enclosed copy of this letter and by faxing it to our fax number as shown on our letterhead.

Sincerely yours,

PROCESSED
JUN 1 9 2003
THOMSON FINANCIAL

Michael S. Immordino
of LATHAM & WATKINS

Enclosure

cc: Dott. Banci
Interpump Group S.p.A.

dlw 6/12



PRESS RELEASE

Interpump Group: the Board of Directors approves the results of the 2002 fiscal year

PROPOSED DIVIDEND OF 0.11 EURO, A 10% INCREASE COMPARED WITH 2001

NET REVENUES: +15.7% TO 492.9 MILLION EURO

PROFIT BEFORE TAX: +11.3% TO 49.3 MILLION EURO

NET PROFIT TO 21.1 MILLION EURO (21.4 MILLION EURO IN 2001)

CASH FLOW FROM OPERATIONS: +18.1% TO 55.9 MILLION EURO

ROCE TO 20.4% (20.3% IN 2001)

30% RISE IN TURNOVER IN NORTH AMERICA

Giovanni Cavallini, CEO of Interpump Group stated: " *The distribution of a 0.11 euro dividend, with an increase of 10% compared with last year, is the result of Interpump Group's high profitability also in 2002 and the result of the attention aimed at constant creation of value for shareholders. Interpump Group also achieved double figure growth rates during the course of 2002 in keeping with its trend of continual development, which has been in progress for many years, with a significant rise – over 30% – on the competitive North American markets. In addition to this, the acquisition of the German Gansow in March 2002 has accelerated the Group's growth in the Cleaning sector and, in particular, in the most promising segment of Floor Care".*

Milan, 13 March 2003 – The Board of Directors of Interpump Group S.p.A., meeting today in Milan, approved the draft 2002 Annual Report. Moreover, the Board of Directors has also proposed to the Shareholders' Meeting, which has been convened for 15 April (16 April in its second date), the **distribution of a dividend of 0.11 euro, an increase of 10% compared with the previous year.** The dividend, if approved, will be paid from 12 June 2003, with a coupon detachment date of 9 June.

For the fiscal year 2002, Interpump Group recorded a considerable performance both in terms of **consolidated net revenues, with an increase of 15.7%** to **492.9 million euro** (426.1 million euro in 2001) and **profit before tax,** which recorded a **growth of 11.3 % reaching 49.3 million euro**.
A 30.1% increase in the North American market is of particular significance and importance, as it is the most advanced and competitive market in the world.

These results were achieved despite the fact that 2002 was characterized by a macro-economic scenario of acute difficulty, especially regarding the markets of the major western economies, which are historically targeted by Interpump Group. **Like for like, turnover grew sharply**, rising 11.6% to 475.5 million euro.

Consolidated gross operating margin (EBITDA) reached **84.5 million euro** (+3.9% compared with 81.3 million euro from the previous fiscal year).

INTERPUMP GROUP S.p.A. - Via E. FERMI, 25 - 42040 S. ILARIO - REGGIO EMILIA (ITALY) - TEL.+39.0522.904311
FAX. +39.0522.904444 - E-mail ***info@interpumpgroup.it***
SHARE CAPITAL € 43,077,840 fully paid up – REGGIO EMILIA COMPANY REGISTER no. 117217 – CHAMBER OF COMMERCE R.E.A. no. 204185 – TAX CODE 11666900151 – VAT NUMBER 01682900350


INTERPUMP GROUP

Consolidated operating profit (EBIT) **increased by 2.5%** to **69.2 million euro,** compared with 67.6 million euro as at year-end 2001.

Consolidated net profit in 2002 was **21.1 million euro** with a slight reduction (-1.6%), due exclusively to an **increase in the effective tax rate** of 8.6 percentage points. In 2001 it had been 21.4 million euro.

Consolidated net equity grew to **193.4 million euro** (+5.8%) compared with 182.8 million euro as at year-end 2001.

Net financial indebtedness is equal to 175.4 million euro compared with 176.4 million euro in 2001. This improvement was made possible by the high level of **cash flow from operations** reaching **55.9 million euro in 2002, +18.1% compared with the fiscal year 2001**, when cash flow from operations amounted to 47.3 million euro.

Net earnings per share, adjusted for the amortization of goodwill and calculated on the weighted average of outstanding shares, was in line with the level achieved in 2001, reaching **0.398 euro.**

The increase in turnover in 2002 was driven by the Cleaning Sector, which grew by 35.8%, led by the consumer segment. The diversified turnover mix reduced the ratio of EBITDA to net revenues to 17.1%. Profitability however increased as measured by ROCE (operating income on invested capital net of own shares), from 20.3% in 2001 to 20.4%.

The **Cleaning Sector** reported 258.9 million euro in revenues (+35.8% compared with 190.7 million euro from the previous year). Like for like, the sector's revenues grew 28.7% to 245.5 million euro. **Operating profit** (EBIT) increased to 26,0 million euro compared with 24.2 in 2001. The **gross operating margin** (EBITDA) also grew, reaching 33.0 million euro, compared with 29.6 from the previous year. **ROCE** (Operating result of sector/assets less liabilities) for the sector was 15.2% in line with 2001 (15%). This strong growth is essentially due to an increase in turnover from the consumer segment, linked to an increase in the North American market share and in Europe and through the consolidation of IP Gansow GmbH acquired in March 2002, whose contribution to the total consolidated revenues amounted to 15 million euro (IP Gansow's turnover, including infra-group, was 18 million euro).

The Hydraulic Sector (128.1 million euro of revenues) grew by 0.5%, despite the difficulties encountered by the North American market for industrial vehicles, on which the sector's products are mounted and in spite of euro's appreciation against the dollar, which penalized sales made by the American subsidiary Muncie, once converted into euro. In 2002, Muncie recorded, in dollar, a decrease in sales of 2.6%. On the contrary, a growth of 8.2% was recorded in the other markets, mainly in Europe and Asia. **Operating profit** (EBIT) increased to 21.2 million euro compared with 20.6 in 2001. The **gross operating margin** (EBITDA) also grew, reaching 25.1 million euro compared with 24.8 from the previous year. **ROCE** for the sector grew, reaching 25.5% (23% in 2001).

The **Industrial Sector** (with revenues of 103.4 million euro) has decreased by 0.8% due to a reduction in turnover of electric motors, equal to 3.8%. High-pressure pumps increased by 0.2%, despite the difficulties of the US economy, which constitutes the main sales market for these products, as well as the trend of the dollar. **Operating profit** (EBIT) increased to 20.1 million euro compared with 19.4 in 2001. The **gross operating margin** (EBITDA) also grew, reaching 24.4 million euro compared with 23.5 from the previous year. **ROCE** for the sector grew, reaching 23.7% (23.1% in 2001).

INTERPUMP GROUP S.p.A. - Via E. FERMI, 25 - 42040 S. ILARIO - REGGIO EMILIA (ITALY) - TEL.+39.0522.904311
FAX. +39.0522.904444 - E-mail ***info@interpumpgroup.it***
SHARE CAPITAL € 43,077,840 fully paid up – REGGIO EMILIA COMPANY REGISTER no. 117217 – CHAMBER OF COMMERCE R.E.A. no. 204185 – TAX CODE 11666900151 – VAT NUMBER 01682900350



The performance of Interpump Group in creating value for Shareholders is confirmed also by the figures related to the **EVA (*Economic Value Added*) analysis**, which shows a constant growth in the latest years. The EVA value grew from 5.8 million euro in 1998 (the first year in which the EVA was calculated) to 14.3 million euro in the year 2002, with an average yearly growth rate of 25.5%, showing an absolute value which is more than two times as much. **In the year 2002 the EVA value grew by 10.6%.** Furthermore the EVA figure related to each of the Market Sectors in which Interpump Group operates did grow as well. The EVA in the **Cleaning Sector** grew from 0.2 million euro in 1998 to 2.5 million euro in 2002 (+6% compared to 2001). The EVA in the **Hydraulic Sector** grew from 2.4 million euro in 1998 to 6.8 million euro in 2002 (+9% if compared to 2001). The EVA in the **Industrial Sector** grew from 3.2 million euro in 1998 to 5 million euro in the year 2002 (+15% if compared to 2001).

The Parent Company, Interpump Group S.p.A., showed a net profit of 10.3 million euro, with a growth of 8.3% compared with 9.5 million euro in the year 2001.

Giovanni Cavallini, CEO of Interpump Group stated: " *The distribution of a 0.11 euro dividend, with an increase of 10% compared with last year, is the result of Interpump Group's high profitability also in 2002 and the result of the attention aimed at constant creation of value for shareholders. Interpump Group also achieved double figure growth rates during the course of 2002 in keeping with its trend of continual development, which has been in progress for many years, with a significant rise –over 30%– on the competitive North American markets.*
In addition to this, the acquisition of the German Gansow in March 2002 has accelerated the Group's growth in the Cleaning sector and, in particular, in the most promising segment of Floor Care". These results are again due to the technological innovation and recognized excellence of our products, as well as the commercial push on all markets and our policy of constant attention to costs. Despite the threatening clouds on the international horizon, I think I can expect Interpump to continue along its expansionary path, both through internal growth and through selected acquisitions in our core areas."

For information: Moccagatta Associati
Tel. 02 8645.1695 - Fax 02 8645.2082
segreteria@moccagatta.it


INTERPUMP GROUP

Interpump Group (consolidated figures)

Financial Highlights (figures in million euro except per share data)

	1996	1997	1998	1999	2000	2001	2002	Average annual growth	Growth 2002-1996
Net sales	199.6	221.3	283.4	319.3	411.7	426.1	492.9	+16.3%	+147.0%
EBITDA	40.7	46.8	61.1	64.9	79.8	81.3	84.5	+12.9%	+107.5%
Net profit	7.6	13.8	16.6	22.1	19.0	21.4	21.1	+18.5%	+176.6%
Cash flow from operations	22.5	31.2	38.4	44.9	47.9	47.3	55.9	+16.3%	+148.1%
Dividend per share (€)	0.031	0.057	0.070	0.516*	0.087	0.100	0.110**	+23.4%***	+254.8%
Earnings per share (€)	0.152	0.234	0.293	0.389	0.366	0.401	0.398	+17.4%	+161.8%

Dividends are referred to the year when the distributed profit was formed.
*= of which 0.439 of special dividend
**= proposed to the Shareholders Meeting
***= net of special dividend

	1996	1997	1998	1999	2000	2001	2002
ROCE Operating profits / (Consolidated net equity + Financial debt – Treasury stock)	20.2%	22.2%	23.3%	17.4%	21.3%	20.3%	20.4%
ROE (Net profits + amortisation of goodwill + Minority interests)/Consolidated net equity	11.4%	16.8%	17.9%	18.4%	20.4%	20.0%	18.4%


Net sales
(€/million)
+16% CAGR
500
450
400
350
300
250
200
150
199.6
221.3
283.4
319.3
411.7
426.1
492.9
'96
'97
'98
'99
'00
'01
'02


EBITDA
(€/million)
+13% CAGR
90
80
70
60
50
40
30
40.7
46.8
61.1
64.9
79.8
81.3
84.5
'96
'97
'98
'99
'00
'01
'02


Cash Flow from operations
(€/million)
+16% CAGR
60
50
40
30
20
10
22.5
31.2
38.4
44.9
47.9
47.3
55.9
'96
'97
'98
'99
'00
'01
'02


Dividend
(€)
+23% CAGR
0,12
0,10
0,08
0,06
0,04
0,02
-
0.031
0.057
0.070
0.077*
0.087
0.100
0.110
'96
'97
'98
'99
'00
'01
'02

* net of special dividends of € 0.439

INTERPUMP GROUP S.p.A. - Via E. FERMI, 25 - 42040 S. ILARIO - REGGIO EMILIA (ITALY) - TEL.+39.0522.904311
FAX. +39.0522.904444 - E-mail ***info@interpumpgroup.it***
SHARE CAPITAL € 43,077,840 fully paid up – REGGIO EMILIA COMPANY REGISTER no. 117217 – CHAMBER OF COMMERCE R.E.A. no. 204185 – TAX CODE 11666900151 – VAT NUMBER 01682900350



INTERPUMP GROUP S.p.A. - Via E. FERMI, 25 - 42040 S. ILARIO - REGGIO EMILIA (ITALY) - TEL.+39.0522.904311
*FAX. +39.0522.904444 - E-mail **info@interpumpgroup.it***
SHARE CAPITAL € 43,077,840 fully paid up – REGGIO EMILIA COMPANY REGISTER no. 117217 – CHAMBER OF COMMERCE R.E.A. no. 204185 –
TAX CODE 11666900151 – VAT NUMBER 01682900350


INTERPUMP GROUP

EVA™ Analysis:


EVA and spread 1998-2002
16.000
14.000
12.000
10.000
8.000
6.000
4.000
2.000
-
EVA
0,0400
0,0350
0,0300
0,0250
0,0200
0,0150
0,0100
0,0050
0,0000
Spread %
1998
1999
2000
2001
2002
Years
EVA
(ROAC - Wacc)


EVA by Sectors (1998-2002)
8.000
7.000
6.000
5.000
4.000
3.000
2.000
1.000
-
EVA by Sectors
Industrial
Hydraulic
Cleaning
1998
1999
2000
2001
2002

	1998	1999	2000	2001	2002
Interest rate after tax	4.0%	4.0%	4.0%	3.8%	3.8%
Free risk	5.3%	5.3%	5.2%	4.9%	4.6%
Market Premium	4.5%	4.5%	4.0%	3.5%	3.5%
Beta	0.77	0.82	0.82	0.80	0.80

INTERPUMP GROUP
RECLASSIFIED CONSOLIDATED BALANCE SHEETS

(amounts expressed in thousands of euro)	*31/12/2002*		*31/12/2001*	
Trade receivables	92,379		90,371	
Inventories	103,075		88,337	
Prepayments and accrued income within one year	2,410		2,232	
Other receivables, net of deferred tax assets	11,769		7,043	
Trade payables	(92,741)		(68,768)	
Tax payables due within one year	(7,731)		(9,477)	
Other current liabilities, net of payables for the acquisition of equity investments	(12,810)		(10,832)	
Accrued expenses, net of interest charges	(781)		(596)	
Operating working capital	*95,570*	*25.9%*	*98,310*	*27.4%*
Tangible fixed assets	104,504		88,783	
Goodwill	134,093		140,238	
Treasury stock	29,967		25,726	
Other financial fixed assets	10,233		10,792	
Other non current assets	22,046		22,899	
Provisions for risks and charges	(9,582)		(8,643)	
Staff severance indemnities	(14,918)		(13,379)	
Payables for the acquisition of equity investments	(258)		(516)	
Other non current liabilities	(2,885)		(4,999)	
Total net fixed assets	*273,200*	*74.1%*	*260,901*	*72.6%*
Total capital employed	*368,770*	*100.0%*	*359,211*	*100.0%*
Financed by:				
Share capital	43,078		42,778	
Retained earnings	106,563		95,783	
Profit for the period	21,085		21,433	
Total shareholders' equity for the Group	170,726		159,994	
Minority interests	22,636		22,788	
Total consolidated shareholders' equity	*193,362*	*52.4%*	*182,782*	*50.9%*
Cash on hand	(42,958)		(23,181)	
Payables to banks within one year	22,464		32,817	
Current portion of medium/long term financing	81,820		63,728	
Accrued interests	893		1,273	
Total financial debt (cash) within one year	62,219		74,637	
Medium/long-term financing	113,189		101,792	
Total net financial debt	*175,408*	*47.6%*	*176,429*	*49.1%*
Total financial sources	*368,770*	*100.0%*	*359,211*	*100.0%*

INTERPUMP GROUP
RECLASSIFIED CONSOLIDATED INCOME STATEMENTS

(amounts expressed in thousands of euro)	*31/12/2002*		*31/12/2001*	
Net revenues	492,939	*100.0%*	426,075	*100.0%*
Purchases, net of changes in inventories	(219,165)		(192,744)	
Gross industrial margin	*273,774*	*55.5%*	*233,331*	*54.8%*
Personnel expenses	(88,262)		(77,394)	
Other operating costs	(100,988)		(74,623)	
Gross operating profit	*84,524*	*17.1%*	*81,314*	*19.1%*
Operating depreciation and amortisation	(15,316)		(13,762)	
Operating profit	*69,208*	*14.0%*	*67,552*	*15.9%*
Amortisation of goodwill	(9,524)		(9,348)	
Amortisation of the consolidation difference allocated to buildings	(208)		(208)	
Financial income (charges). net	(7,586)		(10,515)	
Financial discounts granted to customers	(1,623)		(1,798)	
Adjustment of value of investments according to the equity method	211		(1,207)	
Extraordinary income (charges), net	(1,160)		(168)	
Profit for the period before taxes and minority interests	*49,318*	*10.0%*	*44,308*	*10.4%*
Income taxes	(23,276)		(17,089)	
Net profit before minority interests	*26,042*	*5.3%*	*27,219*	*6.4%*
Minority interests	(4,957)		(5,786)	
Net profit for the period	*21,085*	*4.3%*	*21,433*	*5.0%*

Interpump Group business sector information
(amounts shown in €/000)

	Cleaning		Hydraulic		Industrial		Other		Elimination entries		Interpump Group	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Net revenues outside the Group	258,946	190,727	128,098	127,419	103,445	104,286	2,450	3,643		-		
Sales between sectors	306	171	-	-	20,920	14,779	-	-	(21,226)	(14,950)		
Total net revenues	259,252	190,898	128,098	127,419	124,365	119,065	2,450	3,643	(21,226)	(14,950)	492,939	426,075
Purchases, net of changes in inventories	(113,825)	(86,631)	(59,474)	(59,388)	(53,960)	(53,103)	(453)	(198)	8,547	6,576	(219,165)	(192,744)
Gross industrial margin	**145,427**	**104,267**	**68,624**	**68,031**	**70,405**	**65,962**	**1,997**	**3,445**	**(12,679)**	**(8,374)**	**273,774**	**233,331**
% of net revenue	*56.1%*	*54.6%*	*53.6%*	*53.4%*	*56.6%*	*55.4%*					*55.5%*	*54.8%*
Personnel expenses	(40,558)	(31,853)	(25,047)	(24,311)	(22,657)	(21,230)	-	-			(88,262)	(77,394)
Other operating costs	(71,824)	(42,819)	(18,495)	(18,963)	(23,348)	(21,215)	-	-	12,679	8,374	(100,988)	(74,623)
Gross operating profit (EBITDA)	**33,045**	**29,595**	**25,082**	**24,757**	**24,400**	**23,517**	**1,997**	**3,445**	-	-	**84,524**	**81,314**
% of net revenue	*12.7%*	*15.5%*	*19.6%*	*19.4%*	*19.6%*	*19.8%*					*17.1%*	*19.1%*
Operating depreciation and amortisation	(7,051)	(5,435)	(3,925)	(4,169)	(4,340)	(4,158)	-	-			(15,316)	(13,762)
Operating profit (EBIT)	**25,994**	**24,160**	**21,157**	**20,588**	**20,060**	**19,359**	**1,997**	**3,445**			**69,208**	**67,552**
% of net revenue	*10.0%*	*12.7%*	*16.5%*	*16.2%*	*16.1%*	*16.3%*					*14.0%*	*15.9%*
Profit from investments valued according to the net equity method	(66)	(785)	242	70	35	(492)	-	-			211	(1,207)
Amortisation of the consolidation difference allocated to buildings	-	-	(208)	(208)	-	-	-	-			(208)	(208)
Amortisation of goodwill	(5,900)	(5,856)	(1,101)	(1,069)	(2,523)	(2,423)	-	-			(9,524)	(9,348)
Profit by sector	20,028	17,519	20,090	19,381	17,572	16,444	1,997	3,445			59,687	56,789
Net financial charges											(9,209)	(12,313)
Other non-operative items											(1,160)	(168)
Pre-tax profit											49,318	44,308
Income taxes											(23,276)	(17,089)
Minority interests											(4,957)	(5,786)
Net profit											21,085	21,433

Further Information
(amounts shown in €/000)

	Cleaning		Hydraulic		Industrial		Other		Elimination entries		Interpump Group	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Assets by sector	259,598	220,177	109,761	115,535	118,282	118,791	-	-	(7,132)	(3,808)	480,509	450,695
Cash and cash equivalents											42,958	23,181
Treasury stock											29,967	25,726
Total assets											553,434	499,602
Liabilities by sector	88,948	59,578	26,681	26,128	33,570	35,097	-	-	(7,493)	(3,593)	141,706	117,210
Financing											218,366	199,610
Total liabilities											360,072	316,820
OTHER INFORMATION RELATING TO THE YEAR												
Investments in fixed assets	25,413	18,636	2,987	3,876	6,160	4,705						
Amortisation and depreciation	12,951	11,291	5,234	5,446	6,863	6,581						
Other non-monetary costs	821	663	207	(39)	511	327						
ROCE by sector*	15.2%	15.0%	25.5%	23.0%	23.7%	23.1%						

* = (Operating profit by sector/assets by sector – liabilities by sector)

RECLASSIFIED BALANCE SHEETS OF THE PARENT COMPANY INTERPUMP GROUP S.p.A.

(amounts expressed in thousands of euro)	*31/12/2002*		*31/12/2001*	
Trade receivables	9,673		8,152	
Inventories	10,920		12,395	
Prepayment and accrued income within one year	424		378	
Other receivables, net of deferred tax assets	117		1,792	
Trade payables	(9,521)		(8,308)	
Tax payables within one year	(3,538)		(4,822)	
Other current liabilities, net of payables for acquisition of investments	(2,027)		(2,028)	
Accrued expenses, net of interest charges	(1)		(1)	
Net operating working capital	*6,047*	*2.9%*	*7,558*	*3.5%*
Tangible fixed assets	16,511		19,741	
Goodwill	35,092		37,677	
Treasury stock	29,967		25,726	
Financial fixed assets	128,507		131,249	
Other non current assets	3,597		2,853	
Provisions	(746)		(469)	
Staff leaving indemnities	(3,898)		(3,550)	
Payables for acquisition of investments	(258)		(516)	
Other non current liabilities	(2,874)		(4,936)	
Total net fixed assets	*205,898*	*97.1%*	*207,775*	*96.5%*
Total capital employed	*211,945*	*100.0%*	*215,333*	*100.0%*
Financed by:				
Share capital	43,078		42,778	
Retained earnings	79,484		77,159	
Net profit for the period	10,338		9,548	
Total net equity	*132,900*	*62.7%*	*129,485*	*60.1%*
Cash and cash equivalents	(23,928)		(5,500)	
Payables to banks due within one year	-		4,184	
Current portion of long term financing	51,341		36,886	
Accrued interests	632		297	
Total short term indebtedness	28,045		35,867	
Long term financing, net of current portion	51,000		49,981	
Total net indebtedness	*79,045*	*37.3%*	*85,848*	*39.9%*
Total sources of financing	*211,945*	*100.0%*	*215,333*	*100.0%*

RECLASSIFIED INCOME STATEMENTS OF THE PARENT COMPANY INTERPUMP GROUP S.p.A.

(amounts expressed in thousands of euro)	*31/12/2002*		*31/12/2001*	
Net revenues	61,401	100.0%	61,735	100.0%
Purchases, net of changes in inventories	(19,040)		(19,503)	
Gross industrial margin	*42,361*	*69.0%*	*42,232*	*68.4%*
Personnel expenses	(12,198)		(11,958)	
Other operating costs	(10,644)		(10,084)	
Gross operating profit	*19,519*	*31.8%*	*20,190*	*32.7%*
Operating amortisation and depreciation	(4,964)		(4,720)	
Operating profit	*14,555*	*23.7%*	*15,470*	*25.1%*
Amortisation of goodwill	(2,585)		(2,586)	
Accelerated depreciation	(557)		(434)	
Dividends and relating tax credits	14,269		16,874	
Financial income (charges), net	(3,023)		(3,842)	
Financial discounts granted to customers	(1,242)		(1,306)	
Write-downs of investments	(1,998)		(5,825)	
Extraordinary income (charges), net	188		23	
Profit before taxes	*19,607*		*18,374*	
Income taxes	(9,269)		(8,826)	
Net profit for the period	*10,338*		*9,548*	